UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

 (Amendment No. 4) *

Moscow CableCom Corp. (Name of Issuer)
Common Stock, par value $.01 (Title of Class of Securities)
61945R 100 (CUSIP Number)

Christopher F. Schultz, Esq. Porzio, Bromberg & Newman, P.C. 156 W. 56th Street New York, New York, 10019 Telephone (212) 265-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2007 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  61945R 100

Page 2 of 4 Pages

(1)

Name of Reporting Person:  Oliver R. Grace, Jr.

(2)

Check the Appropriate Box if a Member of a Group

             (a)

[_]

             (b)

[_]

(3)

SEC Use Only

(4)

Source of Funds (See Instructions): N/A

(5)

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)    [ ]

(6)

Citizenship or Place of Organization:  United States of America

(7)

Sole Voting Power:

0

Number of Shares

(8)

Shared Voting Power:

0

Beneficially Owned

By Reporting

(9)

Sole Dispositive Power:

0

Person With

(10)

Shared Dispositive Power:

0

(11)

Aggregate Amount Beneficially Owned by Reporting Person:  0

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [  ]

(13)

Percent of Class Represented by Amount in Row (11):  N/A

(14)

Type of Reporting Person:  IN

CUSIP No.  61945R 100

Page 3 of 4 Pages

This Amendment No. 4 (“Amendment No. 4”), relating to the common stock, par value $.01 per share (the “Common Stock”), of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (“MOCC”), amends and supplements the Schedule 13D that was initially filed on March 4, 2004 and subsequently amended on October 14, 2004, June 7, 2006 and October 13, 2006 (the “Schedule 13D”) on behalf of Oliver R. Grace, Jr. (the “Reporting Person”).

On July 19, 2007 all of the issued and outstanding Common Stock was converted into the right to receive cash in the amount of $12.90 per share, pursuant to the agreement and plan of merger, dated as of February 21, 2007, by and among Renova Media Enterprises Ltd., Galaxy Merger Sub Corporation and MOCC.  As a result the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.

The information required by Items 1, 2, 3, 4 and 6 is included in the Schedule 13D, as amended, and is incorporated herein by reference.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this Amendment No. 4 the Reporting Person does not beneficially own any shares of Common Stock.

(b)

As of the date of this Amendment No. 4 the Reporting Person does not have sole or shared voting power or sole or shared dispositive power over any shares of Common Stock.

(c)

None.

(d)

N/A.

(e)

Date on which Mr. Grace ceased to be the beneficial owners of more than 5% of the Common Stock:  July 19, 2007.

Item 7.

Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated as of February 21, 2007, by and among Renova Media Enterprises Ltd., Galaxy Merger Sub Corporation, a subsidiary of Renova Media Enterprises Ltd., and Moscow CableCom Corp., incorporated by reference to Annex A to the Definitive Information Statement on Schedule 14C, as filed by Moscow CableCom Corp. with the Securities and Exchange Commission on June 22, 2007.

CUSIP No.  61945R 100

Page 4 of 4 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2007

 /s/ Oliver R. Grace, Jr.

Oliver R. Grace, Jr.